==============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                                (Amendment No. 9)


                           Regency Realty Corporation
            --------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   758939 10 2
                ------------------------------------------------
                                 (CUSIP Number)


                                   Ariel Amir
                          Security Capital U.S. Realty
                              25b, boulevard Royal
                                Luxembourg L-2449
                                (011-352) 4637561
       ------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 28, 1999
       ------------------------------------------------------------------
                  (Date of Event Which Requires Filing of This
                                   Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].
                         (Continued on following pages)

                              (Page 1 of 21 Pages)
==============================================================================

                                                      --------------------------
  CUSIP No. 758939 10 2                                     Page 2 of 21
                                                      --------------------------
------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Security Capital U.S. Realty
------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                   (a) [  ]
                                                                   (b) [  ]
------------------------------------------------------------------------------
3.    SEC USE ONLY
------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      BK, OO
------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Luxembourg
--------------------------------------------------------------------------------
 Number of   7.  SOLE VOTING POWER
   Shares           34,273,236
             -------------------------------------------------------------------
Beneficially 8.  SHARED VOTING POWER
  Owned By          0
             -------------------------------------------------------------------
    Each     9.  SOLE DISPOSITIVE POWER
 Reporting          34,273,236
             -------------------------------------------------------------------
Person With  10. SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      34,273,236
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      59.4%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      CO
------------------------------------------------------------------------------

                                                      --------------------------
  CUSIP No. 758939 10 2                                     Page 3 of 21
                                                      --------------------------
------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Security Capital Holdings  S.A.
------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [  ]
                                                                   (b) [  ]
------------------------------------------------------------------------------
3.    SEC USE ONLY
------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      BK, OO
------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Luxembourg
--------------------------------------------------------------------------------
 Number of   7.  SOLE VOTING POWER
   Shares           34,273,236
             -------------------------------------------------------------------
Beneficially 8.  SHARED VOTING POWER
  Owned By          0
             -------------------------------------------------------------------
    Each     9.  SOLE DISPOSITIVE POWER
 Reporting          34,273,236
             -------------------------------------------------------------------
Person With  10. SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      34,273,236
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                       [  ]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      59.4%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      CO
------------------------------------------------------------------------------

                                                      --------------------------
  CUSIP No. 758939 10 2                                     Page 4 of 21
                                                      --------------------------
------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Security Capital Shopping Center I Sarl
------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [  ]
                                                                   (b) [  ]
------------------------------------------------------------------------------
3.    SEC USE ONLY
------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      OO
------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
                                                                       [  ]
------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Luxembourg
--------------------------------------------------------------------------------
 Number of   7.  SOLE VOTING POWER
   Shares           2,037,600
             -------------------------------------------------------------------
Beneficially 8.  SHARED VOTING POWER
  Owned By          0
             -------------------------------------------------------------------
    Each     9.  SOLE DISPOSITIVE POWER
 Reporting          2,037,600
             -------------------------------------------------------------------
Person With  10. SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,037,600
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                       [  ]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.5%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      CO
------------------------------------------------------------------------------

                                                      --------------------------
  CUSIP No. 758939 10 2                                     Page 5 of 21
                                                      --------------------------
------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Security Capital Shopping Center II Sarl
------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [  ]
                                                                   (b) [  ]
------------------------------------------------------------------------------
3.    SEC USE ONLY
------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      OO
------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
                                                                       [  ]
------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Luxembourg
--------------------------------------------------------------------------------
 Number of   7.  SOLE VOTING POWER
   Shares           2,037,600
             -------------------------------------------------------------------
Beneficially 8.  SHARED VOTING POWER
  Owned By          0
             -------------------------------------------------------------------
    Each     9.  SOLE DISPOSITIVE POWER
 Reporting          2,037,600
             -------------------------------------------------------------------
Person With  10. SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,037,600
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                       [  ]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.5%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      CO
------------------------------------------------------------------------------

                                                      --------------------------
  CUSIP No. 758939 10 2                                     Page 6 of 21
                                                      --------------------------
------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Security Capital Shopping Center III Sarl
------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [  ]
                                                                   (b) [  ]
------------------------------------------------------------------------------
3.    SEC USE ONLY
------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      OO
------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
                                                                       [  ]
------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Luxembourg
--------------------------------------------------------------------------------
 Number of   7.  SOLE VOTING POWER
   Shares           2,037,600
             -------------------------------------------------------------------
Beneficially 8.  SHARED VOTING POWER
  Owned By          0
             -------------------------------------------------------------------
    Each     9.  SOLE DISPOSITIVE POWER
 Reporting          2,037,600
             -------------------------------------------------------------------
Person With  10. SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,037,600
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                       [  ]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.5%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      CO
------------------------------------------------------------------------------

                                                      --------------------------
  CUSIP No. 758939 10 2                                     Page 7 of 21
                                                      --------------------------
------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Security Capital Shopping Center IV Sarl
------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [  ]
                                                                   (b) [  ]
------------------------------------------------------------------------------
3.    SEC USE ONLY
------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      OO
------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
                                                                       [  ]
------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Luxembourg
--------------------------------------------------------------------------------
 Number of   7.  SOLE VOTING POWER
   Shares           2,037,600
             -------------------------------------------------------------------
Beneficially 8.  SHARED VOTING POWER
  Owned By          0
             -------------------------------------------------------------------
    Each     9.  SOLE DISPOSITIVE POWER
 Reporting          2,037,600
             -------------------------------------------------------------------
Person With  10. SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,037,600
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                       [  ]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.5%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      CO
------------------------------------------------------------------------------

                                                      --------------------------
  CUSIP No. 758939 10 2                                     Page 8 of 21
                                                      --------------------------
------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Security Capital Shopping Center V Sarl
------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [  ]
                                                                   (b) [  ]
------------------------------------------------------------------------------
3.    SEC USE ONLY
------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      OO
------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
                                                                       [  ]
------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Luxembourg
--------------------------------------------------------------------------------
 Number of   7.  SOLE VOTING POWER
   Shares           2,037,600
             -------------------------------------------------------------------
Beneficially 8.  SHARED VOTING POWER
  Owned By          0
             -------------------------------------------------------------------
    Each     9.  SOLE DISPOSITIVE POWER
 Reporting          2,037,600
             -------------------------------------------------------------------
Person With  10. SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,037,600
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                       [  ]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       3.5%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      CO
------------------------------------------------------------------------------

                                                      --------------------------
  CUSIP No. 758939 10 2                                     Page 9 of 21
                                                      --------------------------
------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Security Capital Shopping Center VI Sarl
------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [  ]
                                                                   (b) [  ]
------------------------------------------------------------------------------
3.    SEC USE ONLY
------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      OO
------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
                                                                       [  ]
------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Luxembourg
--------------------------------------------------------------------------------
 Number of   7.  SOLE VOTING POWER
   Shares           2,033,828
             -------------------------------------------------------------------
Beneficially 8.  SHARED VOTING POWER
  Owned By          0
             -------------------------------------------------------------------
    Each     9.  SOLE DISPOSITIVE POWER
 Reporting          2,033,828
             -------------------------------------------------------------------
Person With  10. SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,033,828
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                       [  ]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       3.5%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      CO
------------------------------------------------------------------------------

                                                      --------------------------
  CUSIP No. 758939 10 2                                     Page 10 of 21
                                                      --------------------------


            This Amendment No. 9 (this "Amendment") is being filed by Security Capital U.S. Realty, a corporation organized and existing under the laws of Luxembourg ("Security Capital U.S. Realty"), Security Capital Holdings S.A, a corporation organized and existing under the laws of Luxembourg and a wholly owned subsidiary of Security Capital U.S. Realty ("Holdings", and together with Security Capital U.S. Realty, "SC-USREALTY), Security Capital Shopping Center I Sarl, Security Capital Shopping Center II Sarl, Security Capital Shopping Center III Sarl, Security Capital Shopping Center IV Sarl, Security Capital Shopping Center V Sarl, and Security Capital Shopping Center VI Sarl, each a corporation organized and existing under the laws of Luxembourg and a wholly owned subsidiary of Holdings (the "Security Capital Shopping Center Subsidiaries", and together with SC-USREALTY, the "Reporting Persons"), and amends the Schedule 13D originally filed on June 21, 1996 (as previously amended, the "Schedule 13D"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Schedule 13D. Except as provided below, there are no changes to report from the responses previously provided.

ITEM 2   Identity and Background

         Each of the Security Capital Shopping Center Subsidiaries is a Luxembourg corporation and a wholly owned subsidiary of Holdings that was formed in connection with an internal reorganization of SC-USREALTY in December 1998. The principal office of each of the Security Capital Shopping Center Subsidiaries is located at 25b, boulevard Royal, Luxembourg L-2449.

         Each Security Capital Shopping Center Subsidiary is governed by three Managers. The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each manager of the Security Capital Shopping Center Subsidiaries are set forth on
Exhibit 9.3 hereto.

         During the last five years, none of the Security Capital Shopping Center Subsidiaries and, to the best knowledge of the Reporting Persons, any of its Managers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Security Capital Shopping Center Subsidiary or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect such laws.

ITEM 3   Source and amount of funds and other consideration

         See Item 4 below.

                                                      --------------------------
  CUSIP No. 758939 10 2                                     Page 11 of 21
                                                      --------------------------


ITEM 4   Purpose of Transaction

         Effective as of 11:59 p.m. (Eastern time) on February 28, 1998, PRT was merged (the "Merger") with and into Regency. Pursuant to the Merger, (i) each outstanding share of PRT Common Stock was converted into the right to receive
0.48 of a share of Regency Common Stock; (ii) each Series A Cumulative Convertible Redeemable Preferred Share of Beneficial Interest of PRT was converted into the right to receive 0.48 of a share of Series 1 Cumulative Convertible Redeemable Preferred Stock, par value $.01 per share, of Regency; and (iii) each Series B Cumulative Convertible Redeemable Preferred Share of Beneficial Interest of PRT was converted into the right to receive 0.48 of a share of Series 2 Cumulative Convertible Redeemable Preferred Stock, par value $.01 per share, of Regency. As a result, the Reporting Persons acquired 22,533,020 shares of Regency Common Stock (the "Acquired Regency Shares") in exchange for its 46,985,459 shares of PRT Common Stock.

         Regency, SC-USREALTY and the others specified in the definition of "Buyer" under the Regency Registration Rights Agreement (as defined herein) also entered into Amendment No. 2 (the "Registration Rights Amendment") dated as of February 28, 1999 to the Registration Rights Agreement dated as of August 28, 1997 (the "Regency Registration Rights Agreement"). Pursuant to the Registration Rights Amendment, the parties agreed (i) to terminate certain registration rights agreements between Holdings and PRT, pursuant to which Buyer had certain registration rights in respect of the Acquired Regency Shares and (ii) to grant Buyer the registration rights set forth in the Regency Registration Rights Agreement in respect of the Acquired Regency Shares. The Registration Rights Amendment also provides that upon consummation of the Merger, Buyer will be entitled to a minimum of twelve Shelf Registrations (as defined in the Regency Registration Rights Agreement) plus an additional Shelf Registration for every $75,000,000 of Regency Common Stock acquired from Regency after the date of the Merger. A copy of the Registration Rights Amendment is attached hereto as
Exhibit 9.1 and is specifically incorporated herein by reference, and the description herein of the Registration Rights Amendment is qualified in its entirety by reference to the Registration Rights Amendment.

         SC-USREALTY and Regency also entered into a waiver dated as of February 28, 1999 (the "Waiver"), pursuant to which SC-USREALTY agreed that the acquisition by LaSalle Advisors Limited or its affiliates (collectively, "LaSalle") of beneficial ownership of a specified number of shares of Regency Common Stock in connection with the Merger would not terminate the Standstill Period under the Stockholders Agreement; provided that the acquisition of beneficial ownership of any shares of capital stock of Regency that are entitled to vote generally in the election of Regency's directors ("Voting Securities") by LaSalle after the date of the Merger will terminate the Standstill Period if after giving effect to such acquisition LaSalle and its Affiliates beneficially own more than 9.8% of the voting power of the outstanding shares of Voting Securities, subject to certain exceptions set forth in the Waiver. A copy of the Waiver is attached hereto as Exhibit 9.2 and is specifically incorporated herein by reference, and the description herein of the Waiver is qualified in its entirety by reference to the Waiver.

                                                      --------------------------
  CUSIP No. 758939 10 2                                     Page 12 of 21
                                                      --------------------------


Item 5   Interest in Securities of the Issuer

        (a) Security Capital Shopping Center I Sarl, Security Capital Shopping Center II Sarl, Security Capital Shopping Center III Sarl, Security Capital Shopping Center IV Sarl and Security Capital Shopping Center V Sarl each beneficially own 2,037,600 shares of Regency Common Stock. Security Capital Shopping Center VI Sarl beneficially owns 2,033,828 shares of Regency Common Stock. All of the shares of Regency Common Stock beneficially owned by the Security Capital Shopping Center Subsidiaries remain beneficially owned by SC-USREALTY.

        (b) Each Reporting Person has the power to vote or direct the vote and dispose or direct the disposition of the Shares beneficially owned by such Reporting Persons as indicated in pages 2 through 9 above.

        (c) See response to Item 4.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

See response to Item 4.

Item 7   Material to be Filed as Exhibits


Exhibit 9.1 Amendment No. 2 to Registration Rights Agreement dated as of February 28, 1999 between Regency, SC-USREALTY and the others specified in the definition of "Buyer" under the Regency Registration Rights Agreement

Exhibit 9.2 Waiver dated as of February 28, 1999 between SC-USREALTY and
            Regency

Exhibit 9.3 Information with respect to the Managers of the Security Capital
            Shopping Center Subsidiaries

Exhibit 9.4 Joint Filing Agreement with Respect to Schedule 13D

                                                      --------------------------
  CUSIP No. 758939 10 2                                     Page 13 of 21
                                                      --------------------------


                                   SIGNATURES


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: March 5, 1999



                                        SECURITY CAPITAL U.S. REALTY


                                        By:   /s/ Ariel Amir
                                           Name:  Ariel Amir
                                           Title: Vice-President

                                                      --------------------------
  CUSIP No. 758939 10 2                                     Page 14 of 21
                                                      --------------------------


                                INDEX OF EXHIBITS


Exhibit 9.1 Amendment No. 2 to Registration Rights Agreement dated as of February 28, 1999 between Regency, SC-USREALTY and the others specified in the definition of "Buyer" under the Regency Registration Rights Agreement

Exhibit 9.2 Waiver dated as of February 28, 1999 between SC-USREALTY and
            Regency

Exhibit 9.3 Information with respect to the Managers of the Security Capital
            Shopping Center Subsidiaries

Exhibit 9.4 Joint Filing Agreement with Respect to Schedule 13D